

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 3, 2016

Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Iidabashi Grand Bloom
2-10-2 Fujimi
Chiyoda-ku, Tokyo 102-0071 Japan

      Re: **Internet Initiative Japan Inc.**
              Form 20-F for the Year Ended March 31, 2015
              Filed July 10, 2015
              File No. 000-30204

Dear Mr. Watai:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 14. Shareholders' Equity, page F-40

1.   We note your disclosure that the Companies Act of Japan provides certain limitations on the amounts available for dividends and the purchase of treasury stock. You further describe how the amounts available for dividends and the purchase of treasury stock are determined. Tell us what consideration you gave to disclosing the amount of retained earnings or net income that is restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. In addition, tell us the amount of any restricted net assets of consolidated and unconsolidated subsidiaries and equity-method investees. In this regard, also explain how you considered the disclosure requirements in Rule 4-08(e)(3) and Rule 5-04 of Regulation S-X regarding Schedule I, as well as Item 5(B)(1)(b) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services